Exhibit 21.1

LIST OF SUBSIDIARIES

The following are subsidiaries of Mavenir Systems, Inc. and the jurisdictions in which they are organized.

Entity Name	Jurisdiction of Organization
Airwide Solutions India Private Limited	India
Mavenir Holdings, Inc.	USA (Delaware)
Mavenir Holdings (MA), LLC	USA (Delaware)
Mavenir Systems (Malaysia) Sdn. Bhd.	Malaysia
Mavenir Systems (Shanghai) Co., LTD.	China
Mavenir Systems Australia Pty. Limited	Australia
Mavenir Systems d.o.o.	Croatia
Mavenir Systems GmBH	Germany
Mavenir Systems Holdings Limited	UK
Mavenir Systems IP Holdings, LLC	USA (Delaware)
Mavenir Systems North America Ltd.	Canada
Mavenir Systems Oy	Finland
Mavenir Systems Private Limited (India)	India
Mavenir Systems Pte. Ltd.	Singapore
Mavenir Systems S.L.	Spain
Mavenir Systems UK Limited	UK